UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         SINCLAIR BROADCAST GROUP, INC.
           -------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
           -------------------------------------------------------------
                         (Title of Class of Securities)

                                   829226-10-9
           -------------------------------------------------------------
                                 (CUSIP Number)

                                 J. Duncan Smith
                       c/o Sinclair Broadcast Group, Inc.
                              10706 Beaver Dam Road
                          Cockeysville, Maryland 21030
                                 (410) 568-1500

                                 with copies to:

                           Roger J. Patterson, Esquire
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
           -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 1999
           -------------------------------------------------------------
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 SCHEDULE 13D/A

-----------------------------------                                                 -----------------------------------------------
CUSIP NO.     829226-10-9                                                                           PAGE 2 OF 9 PAGES
-----------------------------------                                                 -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             DAVID D. SMITH
-----------------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                                          (a) [ X ]
                                                                                  (b) [  ]
-----------------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (See instructions)

             OO
-----------------------------------------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

-----------------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY     -------------------------------------------------------------------------------------------------------------
           EACH           8        SHARED VOTING POWER
       REPORTING
         PERSON                     12,716,325.46
           WITH       -------------------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                    12,716,325.46
                      -------------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                    0
-----------------------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,716,325.46
-----------------------------------------------------------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     [ X  ]

-----------------------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.1%
-----------------------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (See instructions)

             IN
-----------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-----------------------------------                                                 -----------------------------------------------
CUSIP NO.     829226-10-9                                                                           PAGE 3 OF 9 PAGES
-----------------------------------                                                 -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             FREDERICK G. SMITH
-----------------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                                          (a) [ X ]
                                                                                  (b) [  ]
-----------------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (See instructions)

             OO
-----------------------------------------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

-----------------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY     -------------------------------------------------------------------------------------------------------------
           EACH           8        SHARED VOTING POWER
       REPORTING
         PERSON                     11,036,171
           WITH       -------------------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                    11,036,171
                      -------------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                    0
-----------------------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,036,171
-----------------------------------------------------------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     [ X  ]

-----------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.6%
-----------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See instructions)

             IN
-----------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-----------------------------------                                                 -----------------------------------------------
CUSIP NO.     829226-10-9                                                                           PAGE 4 OF 9 PAGES
-----------------------------------                                                 -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             J. DUNCAN SMITH
-----------------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                                          (a) [ X ]
                                                                                  (b) [  ]
-----------------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (See instructions)

             OO
-----------------------------------------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

-----------------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY     -------------------------------------------------------------------------------------------------------------
           EACH           8        SHARED VOTING POWER
       REPORTING
         PERSON                     12,623,321
           WITH       -------------------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                    12,623,321
                      -------------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                    0
-----------------------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,623,321
-----------------------------------------------------------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     [ X ]

-----------------------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.1%
-----------------------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (See instructions)

             IN
-----------------------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------                                                 -----------------------------------------------
CUSIP NO.     829226-10-9                                                                           PAGE 5 OF 9 PAGES
-----------------------------------                                                 -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             ROBERT E. SMITH
-----------------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                                          (a) [ X ]
                                                                                  (b) [  ]
-----------------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (See instructions)

             OO
-----------------------------------------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]
-----------------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                 0
         OWNED BY     -------------------------------------------------------------------------------------------------------------
           EACH           8        SHARED VOTING POWER
       REPORTING
         PERSON                     10,488,324
           WITH       -------------------------------------------------------------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                    10,488,324
                      -------------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                    0
-----------------------------------------------------------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,488,324
-----------------------------------------------------------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)     [ X ]

-----------------------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
-----------------------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (See instructions)

             IN
-----------------------------------------------------------------------------------------------------------------------------------

SCHEDULE 13D/A (CONTINUED)                                           PAGE 6 OF 9

         This Amendment No. 2 is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the group, as defined in the original filing, as amended.

ITEM 1.  SECURITY AND ISSUER.

         The principal executive offices of the issuer, Sinclair Broadcast Group, Inc., are located at 10706 Beaver Dam Road, Cockeysville, Maryland 21030.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c) Following are the names, business addresses and principal occupations of the individuals filing this statement.

NAME                                ADDRESS                   PRINCIPAL OCCUPATION
----                                -------                   --------------------
(1) David D. Smith                  10706 Beaver Dam Road              President, Chief Executive Officer and
                                    Cockeysville, Maryland 21030       Chairman of the Board of Sinclair

(2) Frederick G. Smith              10706 Beaver Dam Road              Vice President and Director of Sinclair
                                    Cockeysville, Maryland 21030

(3) J. Duncan Smith                 10706 Beaver Dam Road              Vice President, Secretary and Director
                                    Cockeysville, Maryland 21030       of Sinclair

(4) Robert E. Smith                 10706 Beaver Dam Road              Director of Sinclair
                                    Cockeysville, Maryland 21030

     (d) None of the persons identified in (1) through (4) on the above table has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

     (e) None of the persons identified in (1) through (4) on the above table has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a - b) The following table sets forth the aggregate number and percentage of shares of Class A common stock and Class B common stock beneficially owned by each member of the group as of December 29, 1999. Holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time and therefore, each share of Class B common stock represents beneficial ownership of one share of Class A common stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below, except that all of the shares are subject to the Stockholders Agreement, as defined in the original filing, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Each member of the group disclaims beneficial ownership of the shares beneficially owned by the other members of the group.

                                                                     PAGE 7 OF 9

                                    SHARES OF CLASS B COMMON
                                    STOCK BENEFICIALLY OWNED
                                    ----------------------------------
                                                     PERCENT           TOTAL VOTING     TOTAL VOTING
         NAME                       NUMBER           OF CLASS          POWER (1)        POWER (2)
         -------                    ----------      ---------       ---------------   ---------------
         David D. Smith             12,716,325.46    26.7%             24.2%            3.1%

         Frederick G. Smith         11,036,171       23.2%             21.0%            2.6%

         J. Duncan Smith            12,623,321       26.5%             24.0%            3.1%

         Robert E. Smith   (3)      10,446,824       21.9%             19.9%            2.4%

         Reporting Persons
           as a group

           (4 persons) (4)                           98.3%             89.1%            48.3%

                           (1) Holders of Class A common  stock are  entitled to
                  one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to "going private" and certain other transactions. Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B common stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

                           (2) This  column  sets  forth the  voting  power each
                  reporting person would have on matters on which the shares of Class B common stock have ten votes per share if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not. This column also shows the voting power the reporting persons as a group would have if they all converted their shares of Class B common stock into shares of Class A common stock.

                           (3) In addition,  Robert E. Smith owns 41,500  shares
                  of Class A common stock. Due to rounding, the addition of these shares would not changes the percentages given in the table.

                           (4) Includes all shares identified above.

         (c) The following table sets forth information regarding transactions in shares by each member of the group during the sixty days preceding the date of this Schedule 13D/A.

         Date              Type of Transaction                              Number of Shares
         ----              -------------------                              ----------------

         Transactions by David D. Smith

         12/29/99         Gift of common stock (1)                             86,000

         Transactions by Frederick G. Smith

         12/17/99         Gift of common stock (1)                            320,000

         Transactions by J. Duncan Smith

         12/16/99         Gift of common stock (1)                            128,000

         12/30/99         Gift of common stock (1)                              5,000



         Transactions by Robert E. Smith

         12/15/99         Transfer of Class B common stock from trust (2)      41,500


                  (1) Class B shares were converted into Class A shares prior to delivery to the donee.

                  (2) These shares were converted into Class A shares.

         (d) Not applicable.

         (e) Not applicable.


                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

                                                                     PAGE 9 OF 9
                                   SIGNATURES

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated:   January 7, 2000
         Cockeysville, Maryland
                                            /s/ David D. Smith
                                            -----------------------------------
                                            David D. Smith

                                            /s/ Frederick G. Smith
                                            -----------------------------------
                                            Frederick G. Smith

                                            /s/ J. Duncan Smith
                                            -----------------------------------
                                            J. Duncan Smith

                                            /s/ Robert E. Smith
                                            -----------------------------------
                                            Robert E. Smith